Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                          November 13, 2007

VIA EDGAR

Ms. Alison White
Mr. Anthony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: AllianceBernstein Variable Products Series Fund, Inc. Prospectus/Proxy Statement
                File No. 811-05398
                -----------------------------------------------------

Dear Ms. White and Mr. Burak:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Form N-14 filing for AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein International Growth Portfolio ("International") regarding International's acquisition of AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein International Research Growth Portfolio ("International Research Growth") as provided orally to Young Seo of this office on October 22, 2007 by Ms. White. The Staff's comments and our responses are discussed below.(1)

-----------
(1) Capitalized terms have the same meaning as in the Prospectus/Proxy Statement unless otherwise defined.



Prospectus/Proxy Statement
--------------------------

Comment 1:  Item 1(b)(4)(ii) of Form N-14 requires a statement that the prospectus should be retained for future reference. Please include such a statement.

Response:   We have added the disclosure in response to this comment.

Comment 2:  Item 7(b) of Form N-14, by reference to Item 2 of Schedule 14C, requires the following statement on the first page in bold-face type: "We Are Not Asking You for a Proxy and You Are Requested Not To Send Us a Proxy".

Response:   Schedule 14C is a form for information statements required to be provided to shareholders in connection with an annual or special meeting or taking corporate action by written consent where a proxy or consent is not solicited from shareholders otherwise entitled to vote or give consent to any matter being voted on. See Rule 14c-2 under the Securities Exchange Act of 1934. This requirement is not applicable to this Prospectus filed on Form N-14, which is intended to provide information to shareholders about the shares to be issued in an acquisition, which, under applicable state law, does not require shareholder approval. A shareholder vote is not otherwise required by Rule 17a-8 under the Investment Company Act of 1940. The response to Question 1 clearly states that the acquisition does not require shareholder approval. Furthermore, we think it is confusing to refer to proxies. Therefore, we have not revised the disclosure in response to this comment.

Comment 3:  Questions and Answers, #3: In the answer to Question #3, the
            "continuity of portfolio management teams" is listed as a factor considered by the Directors. According to the May 1, 2007 filings, however, International and International Research Growth are managed by different portfolio managers. An explanation should be provided as to why listing this factor is not misleading.

Response:   The disclosures for the Portfolios in their May 1, 2007 filings are accurate. The International Research Growth Portfolio Oversight
            Group is a sub-group within the larger International Growth
            Portfolio Oversight Group and, although the portfolio managers with day-to-day responsibility for managing the Portfolios are different, both Portfolios are overseen by the International Growth Portfolio
            Oversight Group. However, we have clarified the disclosure.

Comment 4:  Questions and Answers, #6: Item 411(d) of Reg. C requires file numbers to be provided for documents incorporated by reference.

Response:   The file number for all documents incorporated by reference is the same. Therefore, we have not revised the disclosure in response to this comment.

Comment 5:  Summary - Comparison of Fees: Item 3(a) of N-14 requires the fee tables and expense examples in Appendix A to be furnished in the main text of the N-14.

Response:   An explanation of the expense ratios, including a table,
            illustrating the differences in the expense ratios is included under "Comparison of Fees." We continue to believe that this information provides a clear, concise and understandable presentation of expense information consistent with the Instructions of Form N-14 and that it is not helpful to the investors to provide the entire table in the main text. However, as the fee tables for the Portfolios included in this N-14 are fairly straightforward and do not have as much potential to confuse shareholders, we have moved them to the main text.

Comment 6:  Summary - Federal Income Tax Consequences: The two sentences in the third paragraph are contradictory. Please reconcile.

Response:   The statements are not contradictory. One statement refers to tax law requirements, while the other refers to the anticipation that, under current circumstances, no distribution will be made. However, we have clarified the disclosure.

Comment 7:  Information about the Transaction - Reasons for the Acquisition:
            The last bullet point in the middle paragraph, "the portfolio management teams for each of the Portfolios, which are different, but similar in that both are overseen by the Adviser's larger International Growth Oversight Portfolio Group," is confusing and is different from the disclosures in the May 1, 2007 filings. It also contradicts an earlier statement in the Comparison of Investment Objectives and Policies section of the Summary that states, "the Portfolios ... have the same portfolio management team." An explanation should be provided.

Response:   The disclosures for the Portfolios in their May 1, 2007 filings are accurate. The International Research Growth Portfolio Oversight
            Group is a sub-group within the larger International Growth
            Portfolio Oversight Group and, although the portfolio managers with day-to-day responsibility for managing the Portfolios are different, both Portfolios are overseen by the International Growth Portfolio
            Oversight Group. However, we have clarified the disclosure in response to this comment.

Comment 8:  Information about the Transaction - Reasons for the Acquisition:
            The first bullet point of the last paragraph states that "there is no need to consider the impact of the Acquisition on the Portfolios' capital loss carryforwards." However, International would remain subject to potential loss limitations on the use of pre-acquisition capital loss carryforwards under the IRC. Also, this statement contradicts a statement in the Federal Income Tax Consequences section which states that "the use of International's existing capital loss carryovers (as well as the carryovers of International Research Growth) may be subject to limitation under section 383 of the Code after the Acquisition."

Response:   The statement in "Federal Income Tax Consequences" addresses the counsel's opinion where as the statement in "Reasons for the Acquisition" refers to what the board considered. The counsel's opinion covers all of the tax consequences to the Portfolio and does not take into account the identity of the shareholders.

Comment 9:  Information about the Transaction - Dividends and Other
            Distribution: The statement that International Research Growth will, if necessary, declare and pay a distribution contradicts an earlier statement in the Federal Income Tax Consequences section of the Summary that no distributions will be made by International Research Growth.

Response:   The statements are not contradictory. One statement refers to tax law requirements, while the other refers to the anticipation that, under current circumstances, no distribution will be made.

Comment 10: Information about the Portfolios: Management of the Portfolio section states that both Portfolios are overseen by the International Growth Portfolio Oversight Group. This disclosure, however, appears to be different from the disclosures in the May 1, 2007 filing.

Response:   The disclosures for the Portfolios in their May 1, 2007 filings are accurate. The International Research Growth Portfolio Oversight
            Group is a sub-group within the larger International Growth
            Portfolio Oversight Group and, although the portfolio managers with day-to-day responsibility for managing the Portfolios are different, both Portfolios are overseen by the International Growth Portfolio
            Oversight Group.

Comment 11: Information about the Portfolios: Distributor section states that, under a Distribution Services Agreement, the Portfolios pay distribution and service fees to the Distributor at an annual rate of up to .25%. If this arrangement is under a Rule 12b-1 plan, it should be stated so.

Response:   We have revised the disclosure in response to this comment.

Comment 12: Appendix E: "Frequent Purchases and Redemptions of Portfolio
            Shares" section should be updated to include a discussion of the shareholder information sharing requirement of Rule 22c-2(a)(2).

Response:   We have revised the disclosure in response to this comment.

Comment 13: Appendix H - Capitalization: "Pro Forma Adjustments" for net
            asset value and shares outstanding should have footnote explanations.

Response:   We have revised the disclosure in response to this comment.

SAI
---

Comment 14: The target fund is references as "IRG" in the SAI as opposed to
            "International Research Growth" in Part A. Conform the references.

Response:   We have revised the disclosure in response to this comment.

Comment 15: File numbers should be provided for documents incorporated by reference.

Response:   The file number for all documents incorporated by reference is the same. Therefore, we have not revised the disclosure in response to this comment.

Comment 16: Article 3-18 of Reg. S-X requires the financial statements to be updated within 245 days of the expected date of effectiveness.

Response:   We believe that the financial statements comply with the requirement of Article 3-18 of Reg. S-X.

Comment 17: Provide the introductory paragraph to the pro-forma financial information required under Article 11-02(b)(2) of Reg. S-X to set forth a description of (i) the transaction, (ii) the entities involved, (iii) the periods for which the pro forma information is presented and (iv) an explanation of what the pro forma presentation shows.

Response:   We have added the disclosure in response to this comment.

Comment 18: Portfolio of Investments: Provide the pre-merger shares of each security held by International and International Research Growth. Order the columns so that the shares column is presented before the market value column for each of International, International Research Growth and the pro-forma International.

Response:   We have revised the disclosure in response to this comment.

Comment 19: Statement of Assets and Liabilities: Net assets for the combined fund should be reduced by the cost of acquisition.

Response:   Net assets for the combined Portfolio reflect the cost of
            acquisition.

Comment 20: Statement of Assets and Liabilities: No adjustments are shown for
            "Investments in Securities". This implies that all holdings of International Research Growth comply with the investment restrictions and compliance guidelines of International. An explanation should be provided.

Response:   We confirm that all holdings of International Research Growth comply with the investment restrictions and compliance guidelines of International, and therefore, no adjustments are shown for "Investments in Securities."

Comment 21: Statement of Assets and Liabilities: Class specific amounts should agree to the numbers in the Capitalization table (Appendix H) in the Prospectus/Proxy Statement.

Response:   We have revised the disclosure in response to this comment.

Comment 22: Statement of Assets and Liabilities: Include footnotes to explain the adjustments to "Shares of capital stock outstanding."

Response:   We have revised the disclosure in response to this comment.

Comment 23: Statement of Assets and Liabilities: Provide composition of "Net
            Assets" (paid-in-capital, undistributed net investment income, accrued/realized gain/loss on investments and unrealized appreciation/depreciation on investments).

Response:   We have revised the disclosure in response to this comment.

Comment 24: Statement of Operations: Explain adjustments to "Distribution fee - Class B" when International and International Research Growth have the same distribution fee rate.

Response:   The Distribution fee numbers for International and International
            Research Growth are shown based on the average net assets during the 12 month period from July 1, 2006 to June 30, 2007. The pro forma
            Distribution fee number for the combined Portfolio is based on the net assets as of June 30, 2007. The difference between the sum of the Distribution fees based on the average net assets and the pro forma Distribution fee based on the "current" net assets is shown as an adjustment.

Comment 25: Notes to Financial Statements: Verify if the second sentence of
            Note E on calculation of the number of shares assumed to be issued is correct.

Response:   We have revised the disclosure in response to this comment.

Comment 26: Tandy representation

Response:   We have added Tandy representation.

                                           * * *

      We hereby acknowledge that (i) each Portfolio is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Portfolio may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                   Sincerely,



                                  /s/ Young Seo

cc:   Andrew L. Gangolf, Esq.
      Christina A. Morse, Esq.
      Kathleen K. Clarke, Esq.